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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        Date of Report: December 6, 1999

                                ----------------

                      VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                 Paalbergweg 36
                           1105 BV Amsterdam-Zuidoost
                                The Netherlands
                    (Address of principal executive offices)

                                ----------------

              Indicate by check mark whether the registrant files
               or will file annual reports under cover Form 20-F
                                  or Form 40-F.

                      Form 20-F   X          Form 40-F
                                 ---                    ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
                       furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes         No   X
                                   ---         ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - N/A

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                      VERSATEL TELECOM INTERNATIONAL N.V.

                                    FORM 6-K

ITEM 5.   OTHER INFORMATION

               On December 6, 1999, VersaTel Telecom International N.V. (the "Company") announced that it intends to offer approximately 10 million ordinary shares and senior convertible notes in an initial principal amount of approximately euro 150 million in a private placement to institutional investors.

               The Company issued a press release relating to the offering. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 6.   EXHIBITS

               The following exhibits are filed herewith:


          Exhibit
          Number                   Description
          -------                  -----------

           99.1 Press release, dated December 6, 1999, announcing the offering of ordinary shares and Euro denominated convertible notes.




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 6, 1999.

                                   VersaTel Telecom International N.V.

                                   By:  /s/  RAJ RAITHATHA
                                        ------------------------------
                                        Raj Raithatha
                                        Chief Financial Officer






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                                 EXHIBIT INDEX
Exhibit
Number                             Description
-------                            -----------
[S]                 [C]
  99.1              Press release, dated December 6, 1999, announcing the
                    offering of ordinary shares and euro denominated convertible notes.